FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press release dated June 9, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	June 9, 2015	By	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary

ICICI Bank Limited CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	June 9, 2015

Appointment of non-executive Chairman

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today approved the appointment of Mr. M. K. Sharma as the non-executive Chairman of the Board for a period of five years, in place of Mr. K. V. Kamath who would shortly step down from the Board consequent to his nomination as the first President of the New Development Bank being established by the BRICS nations. The appointment of the new non-executive Chairman is subject to the prior approval of Reserve Bank of India (RBI) and would be effective July 1, 2015 or the date of receipt of RBI approval, whichever is later.

Mr. M. K. Sharma was formerly the Vice Chairman of Hindustan Unilever Limited. He is an independent director of several leading companies and has been a member of Government committees relating to corporate law and corporate governance. He was an independent Director on the Board of ICICI Bank for eight years from 2003 to 2011. He is currently an independent Director of two subsidiaries of the Bank, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company. The Board felt that Mr. Sharma’s long experience & expertise in legal & corporate governance matters as well as companies in diverse businesses would prove invaluable in providing guidance & leadership to the Board, and his long association with the ICICI Group would provide stability & continuity.

The Board congratulated Mr. Kamath on his new role and placed on record its deep appreciation of his outstanding contribution to the ICICI Group, as the Chairman of the Board of ICICI Bank since 2009 and as the CEO prior to the same.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.